UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

WINNER MEDICAL GROUP INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

97476P204

(CUSIP Number)

Jianquan Li

Winner Industrial Park, Bulong Road

Longhua, Shenzhen City, 518109

People’s Republic of China

+(86) 755 2813-8888

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97476P204

1.	NAME OF REPORTING PERSON: JIANQUAN LI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,513,569
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,513,569
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,513,569
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.4%[1]
14.	TYPE OF REPORTING PERSON IN

1 Based on 24,371,872 shares of common stock, par value $0.001 per share, of the Company issued and outstanding as of July 24, 2012 (as provided by the Company).

CUSIP No.	97476P204

1.	NAME OF REPORTING PERSON: PING TSE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,510,565
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,510,565
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,510,565
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%[1]
14.	TYPE OF REPORTING PERSON IN

1 Based on 24,371,872 shares of common stock, par value $0.001 per share, of the Company issued and outstanding as of July 24, 2012 (as provided by the Company).

This Amendment No. 1 is filed with respect to shares of common stock, par value $0.001 per share (“Company Common Stock”), of Winner Medical Group Inc., a Nevada corporation (the “Company”) by Mr. Jianquan Li (“Mr. Li”), and Ms. Ping Tse (“Ms. Tse”) and represents Amendment No. 1 to the statement on Schedule 13D with respect to the Company Common Stock filed jointly by Mr. Li and Ms. Tse with the Securities and Exchange Commission (the “SEC”) on April 2, 2012 (the “Schedule 13D”). Mr. Li and Ms. Tse are collectively referred to herein as the “Reporting Persons.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to an agreement and plan of merger, dated as of July 24, 2012 (the “Merger Agreement”), by and among (i) Winner Holding Limited (“Parent”), a Cayman Islands exempted company, (ii) Winner Acquisition, Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Parent, and (iii) the Company, subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). The description of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety by reference to the Merger Agreement, a copy of which has been filed as Exhibit 7.03, and is incorporated herein by reference in its entirety.

The Reporting Persons anticipate that approximately US$28.6 million will be expended in acquiring 6,347,738 outstanding shares of Company Common Stock owned by stockholders of the Company other than the Reporting Persons (the “Publicly Held Shares”). This amount excludes (a) the estimated funds required by the Reporting Persons to pay for the outstanding options to purchase Company Common Stock, and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

The financing for the transactions contemplated by the Merger Agreement will be obtained by the Parent pursuant to a commitment letter, dated as of July 23, 2012 (the “Debt Commitment Letter”), by and between Parent, Mr. Li and DBS Bank Ltd., Hong Kong Branch (“DBS”) as well as Company’s cash. Under the terms and subject to the conditions of the Debt Commitment Letter, DBS will provide a term loan facility of up to US$25.0 million to Parent. The information disclosed in this paragraph is qualified in its entirety by reference to the Debt Commitment Letter, a copy of which has been filed as Exhibit 7.04 and is incorporated by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a contribution agreement (the “Contribution Agreement”) with Parent and Holdco. Pursuant to the Contribution Agreement, the Reporting Persons have agreed that, immediately prior to the effective time of the Merger, they will contribute to Parent an aggregate of 18,024,134 shares of Company Common Stock in exchange for a certain number of shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.05 and is incorporated by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

The purpose of the transactions contemplated under the Merger Agreement, including the Merger, is to acquire all of the Publicly Held Shares. If the Merger is consummated, shares of Company Common Stock will no longer be traded on The NASDAQ Global Market and will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by the Reporting Persons. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Reporting Persons, who together own approximately 74.0% of the outstanding shares of Company Common Stock, entered into a voting agreement (the “Voting Agreement”) with Parent and the Company, pursuant to which the Reporting Persons have agreed, (i) when a meeting of the stockholders of the Company is held, to appear at such meeting or otherwise cause their shares of Company Common Stock to be counted as present thereat for the purpose of establishing a quorum; (ii) to vote or cause to be voted at such meeting all their shares of Company Common Stock in favor of (x) the approval of the Merger Agreement and approval of the other actions contemplated in the Merger Agreement or (y) any matters necessary for the consummation of the transactions contemplated by the Merger Agreement; and (iii) to vote or cause to be voted as such meeting all their shares of the Company Common Stock against (x) the approval of any alternative transaction proposal or the approval of any other action contemplated by an alternative transaction proposal, (y) any action, agreement or transaction that is intended, that could reasonably be expected, or the effect of which could reasonably be expected, to materially impede, interface with, delay or postpone, discourage or adversely affect the Merger Agreement or the transaction contemplated by the Merger Agreement, or (z) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach in any respect of any covenant, representation or warranty or other obligation or agreement of the Company contained in the Merger Agreement, or the Reporting Persons contained in the Voting Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.06, and is incorporated herein by reference in its entirety.

Item 3 of this Schedule 13D/A is incorporated herein by reference

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

On July 23, 2012, Parent, Mr. Li and DBS entered into the Debt Commitment Letter. On July 24, 2012, Parent, Merger Sub and the Company entered into the Merger Agreement. Concurrently with the execution of the Merger Agreement: (i) the Reporting Persons, Parent and Holdco entered into the Contribution Agreement; (ii) the Reporting Persons, Parent and the Company entered into the Voting Agreement; and (iii) Mr. Li issued a limited guaranty (the “Limited Guaranty”) in favor of the Company, a copy of which have been filed as Exhibit 7.07.

The descriptions of the agreements listed in this Item 6 set forth in Item 3 and Item 4 of this Amendment No. 1 are incorporated herein by reference. The summaries of certain provisions of such agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements. The agreements listed in this Item 6 are filed herewith as Exhibits 7.03 through 7.07 and are incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.03:	Agreement and Plan of Merger, by and among Parent, Merger Sub and the Company, dated as of July 24, 2012 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on July 25, 2012).
Exhibit 7.04:	Debt Commitment Letter by and between Parent, Mr. Li and DBS, dated as of July 23, 2012.
Exhibit 7.05:	Contribution Agreement by and among Mr. Li, Ms. Tse, Parent and Holdco, dated as of July 24, 2012.
Exhibit 7.06:	Voting Agreement by and among Mr. Li, Ms. Tse, Parent and Company, dated as of July 24, 2012 (incorporated herein by reference to Exhibit 9.1 to the Company’s Current Report on Form 8-K filed on July 25, 2012).
Exhibit 7.07:	Limited Guaranty by and between Mr. Li and the Company, dated as of July 24, 2012 (incorporated herein by reference to Exhibit 9.2 to the Company’s Current Report on Form 8-K filed on July 25, 2012).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2012

JIANQUAN LI

By: /s/ Jianquan Li

Name: Jianquan Li

PING TSE

By: /s/ Ping Tse

Name: Ping Tse